Exhibit 4.5

Summary of Employment Arrangements

between Bayer Aktiengesellschaft

and Dr. Udo Oels

Term: Dr. Oels joined the Board of Management in 1996 and his current term will expire on January 31, 2006.

Compensation: The aggregate remuneration of Dr. Oels for 2004 is comprised of the following elements:

Base salary: EUR 411,613. Dr. Oels also received remuneration in kind totaling EUR 25,143 and consisting mainly of amounts such as the value assigned to the use of a company car for taxation purposes.

Fixed supplement: EUR 170,647

Variable bonus: EUR 771,120 (determined by attainment of the group cash flow target)

Stock option rights: Dr. Oels received a total of 6,735 option rights on the basis of his own investments. The options from this tranche had a market value of EUR 212,355 at the closing date.

Retirement: Dr. Oels is entitled to receive pension up from the age of 60. The yearly pension entitlement is based on at least 30% of the sum of the last yearly base salary and fixed supplement. This percentage increases over time depending on years of service as a Board member and determines the final target pension level which is capped at 80%. These amounts are in addition to any amounts received as a result of his participation in Bayer’s Employee Pension Plan (See Item 6).